SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 6)


                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
               Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




      Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999, relating to the offer (the "Offer") by Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation, to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent.

ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented as follows:

      On January 5, 2000, at a meeting of the Board of Directors of Shorewood, the Shorewood Board approved an amendment to Shorewood's by-laws to require a 60% vote for its stockholders to amend Shorewood's by-laws. The Shorewood by-laws, as amended in late November 1999, had required the vote of not less than two-thirds of Shorewood's issued and outstanding shares to amend the by-laws.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:


Exhibit No.   Description
-----------   -----------

27. Press release issued by Shorewood Packaging Corporation, dated January 5, 2000.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      SHOREWOOD PACKAGING CORPORATION


                        By:  /s/ Andrew N. Shore
                             ----------------------------------
                             Name:  Andrew N. Shore
                             Title: Vice President, General Counsel and
                                    Secretary

Dated: January 5, 2000